Exhibit 99.1

 1  GH001 Improves Illness Severity, Anxiety Symptoms, and Quality of Life in Patients with Treatment-Resistant Depression  Michael E. Thase, MD  Department of Psychiatry, University of Pennsylvania and Corporal Michael J. Crescenz Veterans Affairs Medical Center, Philadelphia, PA, USA  Co-authors: Bernhard T. Baune, Narcís Cardoner, Kelly Doolin, Rosa Maria Dueñas Herrero, Luboš Janů, John R. Kelly, Rachael Maclsaac, Shane J. McInerney, Alexander Nawka, Tomáš Páleníček, Víctor Pérez Sola, Andreas Reif, Claire Sweeney, Madhukar H. Trivedi, Velichka Valcheva, Eduard Vieta, Wiesław J. Cubała

 Author  Disclosures  Michael E. Thase  Consultant – Axsome, Clexio Biosciences, Gerson Lehrman Group, GH Research, Janssen, Johnson & Johnson, Lundbeck, Luye Pharma, Merck, Otsuka, Pfizer, Sage, Seelos Therapeutics, Sunovion, and Takeda. Grant Support – Acadia, Alkermes, Axsome, Intra-Cellular Therapies, Janssen, Myriad, National Institute of Mental Health, Otsuka, Patient-Centered Outcomes Research Institute (PCORI), and Takeda. Royalties – American Psychiatric Press, Inc., Guilford Publications, Herald House, Wolters Kluwer, and W. W. Norton & Company. Spouse’s Employment – Dr. Diane Sloan is a Senior Vice President of OPEN Health, which does business with many companies  Bernhard T. Baune  Consultant – National Health and Medical Research Council (Australia). Honoraria – Angelini, AstraZeneca, Biogen, BMS, Boehringer Ingelheim, Johnson & Johnson, LivaNova, Lundbeck, Medscape, Otsuka, Pfizer, Roche, Servier, Sumitomo Pharma, Sunovion, Teva, and Wyeth. Advisory Boards – Biogen, Boehringer Ingelheim, Janssen-Cilag, LivaNova, Lundbeck, Medscape, Novartis, Otsuka, and Teva. Research Grants from Private Industries or Nonprofit Funds – AstraZeneca, BMBF (Germany), BMG (Germany), DFG (Germany), ERA PerMed, Fay Fuller Foundation, Horizon Europe (European Union), James & Diana Ramsay Foundation (Adelaide), Johnson & Johnson, Lundbeck, La Marató de TV3, National Health and Medical Research Council (Australia), Sanofi-Synthélabo, and Wellcome Trust (UK)  Narcís Cardoner  Grants – Spanish Ministry of Health, Spanish Ministry of Science and Innovation (CIBERSAM), Strategic Plan for Health Research and Innovation (PERIS) 2016–2020, RecerCaixa, and La Marató de TV3. Honoraria – Adamed, Elsevier, Exeltis, Janssen, Lundbeck, Pfizer, and Servier. Advisory Boards – Angelini, Esteve, Janssen, Lundbeck, Novartis, Pfizer, and Viatris. Lectures/Meetings – Janssen, Lundbeck, and Pfizer  Kelly Doolin  Employee and Shareholder – GH Research  Rosa Maria Dueñas Herrero  Principal Investigator – Beckley Psytech and GH Research. Subinvestigator – Compass  Luboš Janů  Principal Investigator – GH Research  John R. Kelly  Principal Investigator – Compass, GH Research, and Transcend Therapeutics. Consultant – Clerkenwell Health. Grant Funding – Health Research Board (ILP-POR-2022-030, DIFA-2023-005, KTA-2024-002)  Rachael Maclsaac  Employee and Shareholder – GH Research  Alexander Nawka  Principal Investigator – GH Research  Disclosures (1 of 2)  2

 Author  Disclosures  Tomáš Páleníček  Principal Investigator – Compass, GH Research, MAPS, and Ketabon. Shares – Psychedelická klinika s.r.o., Společnost pro podporu neurovědního výzkumu s.r.o., and AVI-X Aviation Experts s.r.o. Founder – PSYRES (Psychedelic Research Foundation). Consultant – CB21 Pharma and GH Research  Víctor Pérez Sola  Consultant, Honoraria, or Grants – AB-Biotics, AstraZeneca, Bristol Myers Squibb, CIBERSAM, FIS-ISCiii, Janssen Cilag, Lundbeck, Medtronic, Otsuka, and Servier  Andreas Reif  Honoraria for Lectures and/or Advisory Boards – AbbVie, Boehringer Ingelheim, Cyclerion, Compass, GH Research, Janssen, LivaNova, Medice, MSD, Newron, Sage/Biogen, and Shire/Takeda. Research Grants – Medice and Janssen  Claire Sweeney  Employee and Shareholder – GH Research  Madhukar H. Trivedi  Consultant – Acadia, Alkermes, Alto Neuroscience, Axsome, BasePoint Health Management, Biogen, Cerebral, Circular Genomics, Compass, Daiichi Sankyo, GH Research, GreenLight VitalSign6, Heading Health, Janssen, Legion Health, Merck, Mind Medicine, Myriad Neuroscience, Naki Health, Neurocrine Biosciences, Noema Pharma, Orexo, Otsuka America, Otsuka Europe, Otsuka Pharmaceutical Development & Commercialization, Praxis Precision Medicines, PureTech LYT, Relmada Therapeutics, Sage, Seaport Therapeutics, Signant Health, Sparian Biosciences, Titan Pharmaceuticals, Takeda, and WebMD. Grant/Research Funding – American Foundation for Suicide Prevention, NCATS, NIDA, NIMH, Patient-Centered Outcomes Research Institute (PCORI), Blue Cross Blue Shield of Texas, SAMHSA, and the DoD. Editorial Compensation – Elsevier and Oxford University Press  Velichka Valcheva  Employee and Shareholder – GH Research  Eduard Vieta  Grants – AB-Biotics, AbbVie, Almirall, AstraZeneca, Boehringer Ingelheim, Bristol Myers Squibb, Celon, Cephalon, Dainippon Sumitomo Pharma, Elan, Ferrer, GH Research, GlaxoSmithKline, Janssen, Lilly, Lundbeck, Orion, Otsuka, Pfizer, Sanofi Aventis, Servier, Sunovion, and Takeda. Honoraria – Abbott, AbbVie, Angelini, AstraZeneca, Bristol Myers Squibb, Cambridge University Press, Elsevier, Farmindustria, Ferrer, Galenica, GlaxoSmithKline, Janssen, Johnson & Johnson, Lilly, Lundbeck, Oxford University Press, Otsuka, Pfizer, Sanofi Aventis, and Viatris. Advisory Boards – AbbVie, Angelini, AstraZeneca, Biogen, Biohaven, Bristol Myers Squibb, Celon, Compass, Ferrer, GH Research, Gedeon Richter, HMNC, Idorsia, Janssen, Johnson & Johnson, Jazz, Lilly, Lundbeck, Merck Sharp & Dohme, Novartis, Organon, Otsuka, Pfizer, Roche, Sage, Sanofi Aventis, Servier, Shire, Sunovion, Takeda, and Teva  Wiesław J. Cubała  Grants – Acadia, Angelini, Beckley Psytech, GH Research, HMNC Brain Health, Intra-Cellular Therapies, Janssen, MSD, Neumora, Novartis, Otsuka, Recognify Life Sciences. Honoraria – Angelini, GH Research, Janssen, and Novartis. Advisory Boards – Douglas Pharmaceuticals, GH Research, Janssen, MSD, and Novartis (relationships reported within the last three years)  Disclosures (2 of 2)  3

 Patients with TRD, representing ~30% of patients treated for MDD,1 frequently report anxiety symptoms and greater impairment in HRQoL versus patients with treatment-responsive MDD2-4  Current therapies for TRD are limited,4 and there is a large unmet need for treatments that are well tolerated and offer rapid therapeutic benefit and long-term remission  GH001, a synthetic form of mebufotenin (5-MeO-DMT) for pulmonary inhalation, has been well tolerated in early-stage trials5,6 and shows potential to induce rapid remission of depressive symptoms in patients with TRD6  4  Background  Abbreviations: 5-MeO-DMT = 5‐methoxy‐N,N‐dimethyltryptamine; CGI-S = Clinical Global Impression – Severity; HAM-A = Hamiliton Rating Scale for Anxiety; HRQoL = Health-related quality of life; MDD = Major depressive disorder; Q-LES-Q-SF = Quality of Life, Enjoyment, and Satisfaction Questionnaire-Short Form; TRD = Treatment-resistant depression.   1. Kubitz N, et al. PLoS One. 2013;8(10):e76882. 2. Johnston KM, et al. J Affect Disord. 2019;242:195-210. 3. Rathod S, et al. J Affect Disord. 2022;300:551-562. 4. McIntyre RS, et al. World Psychiatry. 2023;22:394-412. 5. Reckweg J, et al. Front Pharmacol. 2021;12:760671. 6. Reckweg JT, et al. Front Psychiatry. 2023;14:1133414.  We examined the effects of GH001 on depressive symptoms and secondary efficacy endpoints (CGI-S, HAM-A, and Q-LES-Q-SF) from the Phase 2b trial, for up to 6 months, in patients with TRD

# Trial Schematic


GH001 IDR[a]
Double-Blind Part (Part 1)[b]
N=81
Randomization 1:1
Placebo IDR[a]
All patients directly transitioned from the double-blind part to the OLE
Open-Label Extension (OLE; Part 2)
For re-treatment (up to five GH001 IDRs[a]), the patient must have met one of the following criteria:
i. MADRS score >18
ii. MADRS score >10 and ≤18 and MADRS score ≤10 not observed at Day 8 of the prior treatment or at any visit since
iii. MADRS score >10 and ≤18 and MADRS score >18 observed since the most recent observation of MADRS score ≤10
Efficacy Assessments
MADRS and CGI-S
MADRS, CGI-S, HAM-A, Q-LES-Q-SF
BL 2H
D2
Primary endpoint ΔMADRS
Day 1
Day 2
Day 8
During the OLE, patients attended visits at Day 15, Month 1, 2, 3, 4, 5 & 6[c]
Additional clinic visits could be scheduled if required for medical reasons
Month 6

This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard of care, but without any planned psychotherapeutic intervention before, during, or after dosing

[a] A second or third dose was administered if the previous dose was well tolerated according to the trial physician's judgement (based on vital signs and adverse events) and if the patient did not achieve an intense psychoactive effect (peak experience; defined as a mean score of ≥75 on the Peak Experience Scale) following the previous dose. [b] Efficacy assessments were carried out by independent blinded raters in the double-blind part. [c] Patients also attended assessment visits on Day 2 (telephone call) and Day 8 (in-person) after each re-treatment.
Abbreviations: BL = Baseline; CGI-S = Clinical Global Impression – Severity; D = Day; HAM-A = Hamilton Rating Scale for Anxiety; H = Hour; IDR = Individualized dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale; Q-LES-Q-SF = Quality of Life, Enjoyment, and Satisfaction Questionnaire-Short Form.
ClinicalTrials.gov. https://clinicaltrials.gov/study/NCT05800860, Accessed November 13, 2025.

5

 6  Eligibility Criteria  aCurrent MDE confirmed by the Mini-International Neuropsychiatric Interview.   Abbreviations: DSM-5 = Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition; HAM-D-17 = 17-Item Hamilton Depression Rating Scale; MDD = Major depressive disorder; MDE = Major depressive episode; MGH-ATRQ = Massachusetts General Hospital – Antidepressant Treatment Response Questionnaire; MGH-SAFER = Massachusetts General Hospital – Structured Assessment for Evaluation of Risk; TRD = Treatment-resistant depression.

 7  Baseline Characteristics  Abbreviations: BMI = Body mass index; CGI-S = Clinical Global Impression – Severity; HAM-A = Hamilton Rating Scale for Anxiety; HAM-D-17 = 17-Item Hamilton Depression Rating Scale; MADRS = Montgomery–Åsberg Depression Rating Scale; Q-LES-Q-SF = Quality of Life, Enjoyment, and Satisfaction Questionnaire-Short Form; SD = Standard deviation.  GH001 (n=40)  Placebo (n=41)  Overall (N=81)  Baseline Demographics  Age, years, mean (SD)  41.6 (11.4)  43.9 (10.9)  42.8 (11.2)  Sex, female, n (%)  24 (60.0)  22 (53.7)  46 (56.8)  Race, White, n (%)  40 (100)  41 (100)  81 (100)  BMI, kg/m2, mean (SD)  24.8 (4.3)  27.5 (6.3)  26.2 (5.5)  Previously used any psychedelic (lifetime), n (%)  4 (10.0)  5 (12.2)  9 (11.1)  Baseline Disease Characteristics  HAM-D-17 total score, mean (SD)  24.9 (2.6)  24.6 (2.3)  24.8 (2.5)  MADRS total score, mean (SD)  29.0 (5.4)  28.2 (4.6)  28.6 (5.0)  CGI-S score, mean (SD)  4.8 (0.7)  5.0 (0.6)  4.9 (0.7)  HAM-A total score, mean (SD)  21.1 (6.5)  21.2 (6.1)  21.1 (6.2)  Q-LES-Q-SF total score, mean (SD)  27.9 (9.0)  25.3 (8.1)  26.6 (8.6)

# Primary Endpoint: GH001 Led to −15.5 Mean MADRS Reduction from Baseline on Day 8[a] Compared with Placebo in the Double-Blind Part



LS Mean (±SE) Change from Baseline in MADRS Total Score
0
-5
-10
-15
-20
-25
BL
2H
Day 2
Day 8
−1.4
−1.5
0.3
−17.8
−18.6
−15.2
GH001 (n=40)
Placebo (n=41)
LS mean difference vs placebo: −15.5 (P<0.0001)
Effect size: Cohen's d = −2.0

The **remission rate** (MADRS total score ≤10) was **57.5%** on Day 8 in patients who received a single dose of GH001 in the double-blind part and **73.0%** in OLE completers at Month 6 after a mean of four treatments

[a]FDA Guidance notes that efficacy with rapid-acting antidepressants generally should be demonstrated within 1 week, supporting a primary efficacy endpoint within this timeframe.
Abbreviations: BL = Baseline; FDA = Food and Drug Administration; H = Hour; LS = Least squares; MADRS = Montgomery–Åsberg Depression Rating Scale; OLE = Open-label extension; SE = Standard error.

8

 9  Global Illness Severity Assessment  CGI-S Scale1  Abbreviations: CGI-S = Clinical Global Impression – Severity.  1. Guy W. US Department of Health, Education, and Welfare. 1976:217-222.  CGI-S is a clinician-rated assessment of illness severity  Assessed by a blinded independent rater  Total score range, 1−7 (higher scores indicate more severe illness)

 10  More Patients Had Improvement in Global Illness Severity from Baseline at Day 8 with GH001 vs Placebo in the Double-Blind Part  Percentages are for each baseline category within treatment.   Abbreviations: CGI-S = Clinical Global Impression – Severity; LS = Least squares; SE = Standard error.  Percentage of Patients in Each CGI-S Category at Baseline and Day 8  GH001 (n=40)  Placebo (n=41)  LS Mean (SE) Change in CGI-S Score from Baseline at Day 8  GH001 (n=40)  Placebo (n=41)  −2.4 (0.2)  0.1 (0.2)  LS mean difference vs placebo:   −2.5 (P<0.0001)

 11  OLE Completers Reported Improved Global Illness Severity at Month 6  Abbreviations: CGI-S = Clinical Global Impression – Severity; OLE = Open-label extension; SD = Standard deviation.  Percentage of Patients in Each CGI-S Category at Baseline and Month 6  OLE Completers (n=63)  Change from Baseline in CGI-S Score at Month 6   (n=63 OLE completers)  Mean (SD)  P Value  −3.0 (1.4)  <0.0001

# Anxiety Assessment

## HAM-A Scale[1,2]

- HAM-A is a clinician-rated assessment of **anxiety symptoms**
- Assessed by a blinded independent rater
- Total score range, 0–56 (higher scores indicate worse anxiety)
- The 14 items of the HAM-A scale were analyzed within psychic and somatic domains (score ranges, 0–28):

| Psychic symptoms | | | Somatic symptoms | | |
|---|---|---|---|---|---|
| Anxious mood | Insomnia | Behavior at interview | Somatic (muscular) | Respiratory | Autonomic |
| Tension | Intellectual (cognitive) | | Somatic (sensory) | Gastrointestinal | |
| Fears | Depressed mood | | Cardiovascular | Genitourinary | |

Abbreviations: HAM-A = Hamiliton Rating Scale for Anxiety.

1. Hamilton M. *Br J Med Psychol*. 1959;32:50-55. 2. Marks RM, et al. *Exp Clin Psychopharmacol*. 2022;30(6):841-852.

12

# GH001 Improved Psychic and Somatic Anxiety Symptoms vs Placebo Based on HAM-A Scores at Day 8 in the Double-Blind Part

| LS Mean (SE) Change in HAM-A Total Score from Baseline at Day 8 | |
|---|---|
| GH001 (n=40) | Placebo (n=41) |
| −11.1 (1.0) | −1.0 (1.0) |
| **LS mean difference vs placebo: −10.0 (*P*<0.0001)** | |



Psychic Symptoms[a]
Somatic Symptoms[b]
Mean (SD) Change from Baseline in HAM-A Domain Score at Day 8
0
-2
-4
-6
-8
-10
-12
-6.2
-0.1
-4.9
-1
GH001 (n=40)
Placebo (n=41)

[a]Includes anxious mood, tension, fears, insomnia, intellectual (cognitive), depressed mood, and behavior at interview items. [b]Includes somatic (muscular), somatic (sensory), cardiovascular symptoms, respiratory symptoms, gastrointestinal symptoms, genitourinary symptoms, and autonomic symptoms items.
Abbreviations: HAM-A = Hamilton Rating Scale for Anxiety; LS = Least squares; SD = Standard deviation; SE = Standard error.

13

 14  OLE Completers Reported Improved Psychic and Somatic Anxiety Symptoms at Month 6  OLE Completers (n=63)  aIncludes anxious mood, tension, fears, insomnia, intellectual (cognitive), depressed mood, and behavior at interview items. bIncludes somatic (muscular), somatic (sensory), cardiovascular symptoms, respiratory symptoms, gastrointestinal symptoms, genitourinary symptoms, and autonomic symptoms items.  Abbreviations: HAM-A = Hamiliton Rating Scale for Anxiety; OLE = Open-label extension; SD = Standard deviation.  Change from Baseline in HAM-A Total Score at Month 6   (n=63 OLE completers)  Mean (SD)  P Value  −13.3 (7.2)  <0.0001  Psychic Symptomsa  Somatic Symptomsb  Mean (SD) Change from Baseline in HAM-A Domain Score at Month 6

# Quality of Life Assessment

## Q-LES-Q-SF Scale[1,2]

- Q-LES-Q-SF is a patient-reported scale that measures the degree of **enjoyment and satisfaction** experienced by patients in various areas of daily life
- The 16 items of the Q-LES-Q-SF score are rated on a 1 to 5 scale, with higher scores being indicative of greater enjoyment or satisfaction[a]
- Total score range, 14−70[a]
- Q-LES-Q-SF scale items were analyzed within four domains (score ranges, 20−100)[b,c]

| | | | |
|---|---|---|---|
| **Mood and psychological well-being[d]** | **Social and relationship life[e]** | **Physical health and ability[f]** | **Work, housing, leisure, and daily functioning[g]** |

[a]The total score reported for the double-blind part and the open-label extension is based on the abbreviated version of the Q-LES-Q-SF (which omits two questions about medication and overall life satisfaction); however, the by-domain presentation includes all 16 items. [b]The domains were developed as part of an ad hoc analysis; the Q-LES-Q-SF does not have an official subscale scoring system. [c]The percentages for each domain are normalized to reflect the relative proportionality of responses, accounting for the differing number of items per domain. [d]Includes mood, overall sense of well-being, and overall life satisfaction items. [e]Includes family relationships, social relationships, and sex drive/interest/performance items. [f]Includes physical health, ability to function in daily life, ability to get around physically items. [g]Includes work, ability to do work/hobbies, household activities, leisure time activities, living/housing situationship, economic status, and medication items.

Abbreviations: Q-LES-Q-SF = Quality of Life, Enjoyment, and Satisfaction Questionnaire-Short Form.

1. Endicott J, et al. *Psychopharmacol Bull*. 1993;29:321-326. 2. Riendeau RP, et al. *Qual Life Res*. 2018;27:2953-2964.

15

# GH001 Led to Improvements in Quality of Life Across Multiple Domains vs Placebo at Day 8 in the Double-Blind Part

| LS Mean (SE) Change in Q-LES-Q-SF Total Score from Baseline at Day 8 | |
|---|---|
| **GH001 (n=37)** | **Placebo (n=40)** |
| 20.6 (1.8) | –0.8 (1.7) |
| **LS mean difference vs placebo: 21.4 (*P*<0.0001)** | |



Mean Percentage (SD) Change from Baseline in Q-LES-Q-SF Domain Score at Day 8a
100
80
60
40
20
0
-20
GH001 (n=38)
Placebo (n=41)
32.8
1.0
32.3
1.5
25.1
0.0
20.3
-1.0
Mood and psychological well-beingb
Social and relationship lifec
Physical health and abilityd
Work, housing, leisure, and daily functioninge

The Q-LES-Q-SF domains were developed as part of an ad hoc analysis; the Q-LES-Q-SF does not have an official subscale scoring system. [a]The percentages for each domain are normalized to reflect the relative proportionality of responses, accounting for the differing number of items per domain. [b]Includes mood, overall sense of well-being, and overall life satisfaction items. [c]Includes family relationships, social relationships, and sex drive/interest/performance items. [d]Includes physical health, ability to function in daily life, ability to get around physically items. [e]Includes work, ability to do work/hobbies, household activities, leisure time activities, living/housing situationship, economic status, and medication items.
Abbreviations: LS = Least squares; SD = Standard deviation; SE = Standard error; Q-LES-Q-SF = Quality of Life, Enjoyment, and Satisfaction Questionnaire-Short Form.

16

# OLE Completers Reported Improved Quality of Life at Month 6

**Change from Baseline in Q-LES-Q-SF Total Score at Month 6 (n=63 OLE completers)**

**Total mean (SD) change from baseline 24.8 (14.1), *P*<0.0001**



OLE Completers (n=63)
Mean Percentage (SD) Change from Baseline in Q-LES-Q-SF Domain Score at Month 6a
100
80
60
40
20
0
41.7
40.0
31.9
25.3
Mood and psychological well-beingb
Social and relationship lifec
Physical health and abilityd
Work, housing, leisure, and daily functioninge

The Q-LES-Q-SF domains were developed as part of an ad hoc analysis; the Q-LES-Q-SF does not have an official subscale scoring system. [a]The percentages for each domain are normalized to reflect the relative proportionality of responses, accounting for the differing number of items per domain. [b]Includes mood, overall sense of well-being, and overall life satisfaction items. [c]Includes family relationships, social relationships, and sex drive/interest/performance items. [d]Includes physical health, ability to function in daily life, ability to get around physically items. [e]Includes work, ability to do work/hobbies, household activities, leisure time activities, living/housing situationship, economic status, and medication items.

Abbreviations: OLE = Open-label extension; Q-LES-Q-SF = Quality of Life, Enjoyment, and Satisfaction Questionnaire-Short Form; SD = Standard deviation.

17

# GH001 Administration Was Well Tolerated in Patients with TRD up to 6 Months

- TEAEs were observed in 72/81 (88.9%) patients and were **mostly mild or moderate**[a]; **one non–treatment-related serious TEAE** was reported

---

- **No TEAEs of flashbacks, suicidal intent, or suicidal behavior occurred**

---

- The median **duration of psychoactive effects** after GH001 administration was **11 minutes**

---

- Patients were deemed **discharge-ready by 1 hour** post-dose at **99% of visits**

[a]Two severe treatment-related TEAEs were reported in the OLE; affect lability occurred shortly after administration of GH001 and resolved within 4 minutes and one event of migraine, considered a serious TEAE not related to treatment, started 73 days after the patient's most recent (fourth) administration of GH001.
Abbreviations: OLE = Open-label extension; TEAE = Treatment-emergent adverse event; TRD = Treatment-resistant depression.

18

Conclusions  19  In patients with TRD, GH001 led to significant reductions in global illness severity from baseline to Day 8 versus placebo; these improvements with GH001 were maintained at Month 6 in those who completed the OLE  Significant improvements in anxiety symptoms across psychic and somatic domains were also observed with GH001 treatment at Day 8 that were maintained at Month 6  GH001 also led to significantly improved quality of life across multiple domains from baseline to Day 8 and at Month 6  In patients with TRD, GH001 was generally well tolerated, with no re-administration challenges  Abbreviation: OLE = Open-label extension; TRD = Treatment-resistant depression.

 20  Acknowledgments  This trial was sponsored by GH Research Ireland Limited  The sponsor would like to thank the participants in the trial  The sponsor would also like to thank the investigators who conducted this trial  Under the guidance of the authors, medical writing and editorial support were provided by Brian Brennan, PhD, of GH Research, and Gina Daniel, PhD, of OPEN Health